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                                                                     Page 1 of 6

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               SAFLINK Corporation
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   784723 10 8
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                                 (CUSIP Number)

                                Gregg Amber, Esq.
                               Rutan & Tucker, LLP
                           611 Anton Blvd., 14th Floor
                              Costa Mesa, CA 92626
                                 (714) 641-5100

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 22, 2004
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)



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CUSIP No. 784723 10 8                 13D                           Page 2 of 6

________________________________________________________________________________
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

         SSP Solutions, Inc.; I.R.S. Identification No. 33-0757190
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.       Source of Funds (See Instructions) OO
________________________________________________________________________________
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         United States
________________________________________________________________________________
               7. Sole Voting Power N/A
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY               13,005,534 Shares of Common Stock (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON               N/A
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                        N/A
________________________________________________________________________________
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
          13,005,534 Shares (1)
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13.      Percent of Class Represented by Amount in Row (11) 41.5% (3)
________________________________________________________________________________
14.      Type of Reporting Person (See Instructions) CO
________________________________________________________________________________

(1) 13,005,534 shares of SAFLINK Corporation ("SAFLINK") common stock, $0.01 par value per share ("SAFLINK Common Stock") are subject to SAFLINK Voting Agreements entered into by SSP Solutions, Inc. ("SSP") and certain stockholders of SAFLINK (discussed in Items 3 and 4 below). SSP expressly disclaims beneficial ownership of any of the shares of SAFLINK Common Stock covered by the SAFLINK Voting Agreements. Based on the number of shares of SAFLINK Common Stock outstanding as of March 19, 2004, the number of shares of SAFLINK Common Stock covered by the SAFLINK Voting Agreements represents approximately 41.5% of the outstanding SAFLINK Common Stock.


(2) This percentage was calculated based on the number of shares of SAFLINK common stock, as represented by SAFLINK.



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CUSIP No. 784723 10 8                 13D                           Page 3 of 6

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share (the "SAFLINK Common Stock"), of SAFLINK Corporation, a Delaware corporation ("SAFLINK"). The principal executive offices of SAFLINK are located at 777 108th Ave., N.E., Suite 2100, Bellevue, Washington 98004.

ITEM 2.  IDENTITY AND BACKGROUND

         The name of the corporation filing this statement is SSP Solutions, Inc., a Delaware corporation ("SSP"). SSP is a global provider of Information Technology security solutions. SSP's principal business address is 17861 Cartwright Road, Irvine, California 92614. The address of SSP's executive offices is the same as the address of its principal business.

         Set forth on Schedule A is the name of each of the directors and executive officers of SSP along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to SSP's knowledge. To SSP's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

         During the last five years neither SSP nor, to the best of SSP's knowledge, any of the other individuals referred to in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years neither SSP nor, to the best of SPP's knowledge, any of the other individuals referred to in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of March 22, 2004 (the "Merger Agreement"), by and among SAFLINK, Spartan Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of SAFLINK ("Merger Sub"), and SSP, and subject to the conditions set forth therein (including approval by stockholders of SAFLINK and SSP), Merger Sub will merge with and into SSP (the "Merger") with SSP as the surviving corporation of the Merger (the "Surviving Corporation"), and SSP will become a wholly owned subsidiary of SAFLINK.

         As a condition and inducement for SSP to enter into the Merger Agreement and in consideration thereof, certain stockholders of SAFLINK entered into individual voting agreements with SSP (collec-tively the "SAFLINK Voting Agreements") whereby each such stockholder (collectively, the "SAFLINK Voting Agreement Stockholders") agreed, severally and not jointly, to vote all of the shares of SAFLINK Common Stock beneficially owned by such SAFLINK Voting Agreement Stockholder at any SAFLINK stockholders meeting in favor of the issuance of shares of SAFLINK Common Stock in connection with the Merger. SSP did not pay any consideration to any SAFLINK Voting Agreement Stockholder in connection with the execution and delivery of the SAFLINK Voting Agreements.



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CUSIP No. 784723 10 8                 13D                           Page 4 of 6

         References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2.1 to the Form 8-K filed by SSP on March 24, 2004.

         References to, and descriptions of, the SAFLINK Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the form of the SAFLINK Voting Agreement included as
         Exhibit 99.2 to the Form 8-K filed by SSP on March 24, 2004.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)  Not applicable.

         (b) The information set forth in Item 3 is incorporated by reference herein.

         As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into SSP in a statutory merger pursuant to the applicable provisions of Delaware law. At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease and SSP will continue as the Surviving Corporation and as a wholly owned subsidiary of SAFLINK. Each holder of the outstanding common stock of SSP, par value $0.01 per share("SSP Common Stock") will receive, in exchange for each share of SSP Common Stock held by such holder, 0.60 of a share of SAFLINK Common Stock (the "Exchange Ratio"). SAFLINK will assume outstanding options to purchase SSP's Common Stock under SSP's stock option plans and will assume outstanding warrants and promissory notes exercisable for or convertible into shares of SSP's Common Stock.

         Pursuant to the SAFLINK Voting Agreements, the SAFLINK Voting Agreement Stockholder agreed, severally and not jointly, to vote all of the shares of SAFLINK Common Stock beneficially owned by such SAFLINK Voting Agreement stockholder in favor of the issuance of shares of SAFLINK Common Stock in connection with the Merger. A SAFLINK Voting Agreement terminates upon the earlier to occur of (i) the date upon which the Merger Agreement is terminated, or (ii) the Effective Time.

         The purpose of the transactions under the SAFLINK Voting Agreements is to enable SAFLINK and SSP to consummate the transactions contemplated under the Merger Agreement.

         (c)  Not Applicable.

         (d) Pursuant to the Merger Agreement, Kris Shah and Marvin Winkler, who are currently directors of SSP, will be appointed to the SAFLINK board of directors.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f)-(j)  Not applicable.

         References to and descriptions of the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2.1 to the Form 8-K filed by SSP on March 24, 2004.

         References to, and descriptions of, the SAFLINK Voting Agreements and set forth in this Schedule 13D are qualified in their entirety by reference to the form of SAFLINK Voting Agreement included as Exhibit
         99.2 to the Form 8-K filed by SSP on March 24, 2004.



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CUSIP NO. 784723 10 8                 13D                           PAGE 5 OF 6

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The information set forth [and incorporated by reference] in Items 3 and 4 is incorporated by reference herein.

         As a result of the SAFLINK Voting Agreements, SSP may be deemed to be the owner of at least 13,005,534 shares of SAFLINK Common Stock. Such SAFLINK Common Stock constitutes approximately 41.5% of the issued and outstanding shares of SAFLINK Common Stock based on the number of shares of SAFLINK Common Stock outstanding as of March 19, 2004. SSP may be deemed to have the shared power to vote such shares with respect to those maters described above. However, SSP (i) is not entitled to any rights as a stockholder of SAFLINK as to the shares and (ii) dis-claims any beneficial ownership of the shares of SAFLINK Common Stock which are covered by the SAFLINK Voting Agreements.

         To SSP's knowledge, no person listed in Schedule A has an ownership interest is SAFLINK.

         Set forth on Schedule B are the names of the stockholders of SAFLINK that have entered into a SAFLINK Voting Agreement with SSP, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to SSP's knowledge.

         (c) To the knowledge of SSP, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d) To the knowledge of SSP, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of SAFLINK Common Stock covered by the SAFLINK Voting Agreements.

         (e)  Not applicable.

         References to and descriptions of the SAFLINK Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the form of SAFLINK Voting Agreement included as
         Exhibit 99.2 to the Form 8-K filed by SSP on March 24, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth and incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

         Other than the Merger Agreement and the exhibits thereto, including the form of SAFLINK Voting Agreement described herein, to the knowledge of SSP, there are no contracts, arrangements, understandings or rela-tionships among the persons named in Item 2 and between such persons and any person with respect to any securities of SAFLINK, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger and Reorganization dated as of March 22, 2003, by and among SAFLINK Corporation, Spartan Acquisition Corporation and SSP Solutions, Inc.*

         2. Form of Voting Agreement, dated as of March 22, between SSP Solutions and certain stockholders of SAFLINK Corporation.*

         * Incorporated by reference to the Form 8-K filed by SSP on March 24, 2004.



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CUSIP No. 784723 10 8                 13D                           Page 6 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  April 1, 2004
          ---------------------------------------------------------------------
                                     (Date)

          SSP Solutions, Inc.

                By: /s/ Marvin Winkler, its Chief Executive Officer
          ---------------------------------------------------------------------
                                   (Signature)



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                                    Exhibit A

         Directors and Executive Officers of SSP Solutions, Inc.
         -------------------------------------------------------

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of SSP. Except as indicated below, the address of each such person is c/o SSP Solutions, Inc., 17861 Cartwright Road, Irvine, California 92614.

         Directors of SSP
         ----------------

         Name and Title in                  Present Principal Occupation
         SSP Solutions, Inc.                    and Name of Employer
         -------------------                ----------------------------

         Marvin J. Winkler
         Co-Chairman of the Board,
         Chief Executive Officer

         Kris Shah
         Co-Chairman of the Board of
         Directors, President, Chief
         Operating Officer and Secretary

         Gregg Amber, Esq.                    Attorney, Rutan & Tucker, LLP
                                              611 Anton Blvd., Suite 1400,
                                              Costa Mesa, California 92626

         Ron R. Goldie                        Attorney

         David A. Janes                       Janes Capital Partners

         Executive Officers of SSP (who do not also serve as directors of SSP)
         ---------------------------------------------------------------------

         Thomas E. Schiff
         Executive Vice President, Chief
         Financial Officer and Assistant
         Secretary



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                                    Exhibit B

         The following table sets forth the name of each SAFLINK stockholder that entered into a voting agreement with SSP Solutions. Except as indicated below, the business address of each such person is 777 108th Avenue, N.E., Suite 2100, Bellevue, Washington 98004.

         Directors of SAFLINK
         --------------------

         Name and Title in              Shares Beneficially
         SAFLINK                                Owned
         -----------------              -------------------

         Glenn L. Argenbright                  2,000
         Director, President and
         Chief Executive Officer


         Executive Officers of SAFLINK (who do not also serve as directors of
         --------------------------------------------------------------------
         SAFLINK)
         --------

         Gregory C. Jensen                       0
         Vice President of
         Engineering

         Other Shareholders
         ------------------

         North Sound Legacy                    3,607,987
         International Ltd.
         c/o North Sound Capital, LLC
         53 Forest Ave., Suite 202
         Old Greenwich, CT  06870

         North Sound Legacy                    3,025,466
         Institutional Fund LLC
         c/o North Sound Capital, LLC
         53 Forest Ave., Suite 202
         Old Greenwich, CT  06870

         North Sound Legacy                     475,492
         Fund LLC
         c/o North Sound Capital, LLC
         53 Forest Ave., Suite 202
         Old Greenwich, CT  06870

         Jon C. Engman                              0
         3515 Monterey Ct., N.E.
         Newcastle, WA  98050

         SDS Merchant Fund L.P.                5,894,589
         c/o SDS Management, LLC
         53 Forest Ave., Suite 202
         Old Greenwich, CT  06870